UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

LodgeNet Interactive Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

540211109
(CUSIP Number)

MAST CAPITAL MANAGEMENT, LLC
ATTN: ADAM KLEINMAN, GENERAL COUNSEL
200 Clarendon Street, 51st Floor
Boston, MA 02116
(617) 375-3019

With a copy to:

ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,425,915 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,425,915 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,915 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Credit Opportunities I Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,450,149 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,450,149 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,149 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast OC I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 592,780 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 592,780 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,780 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Select Opportunities I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 373,986 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 373,986 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,986 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast PC Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON LPN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Christopher B. Madison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,425,915 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,425,915 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,915 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,425,915 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,425,915 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,915 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 540211109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 28, 2012, the Reporting Persons and the Issuer entered into a Settlement Agreement (as described in further detail in Item 6 below) whereby the Issuer agreed, among other things, to (i) immediately appoint a director, as identified in the Settlement Agreement, to the Board of Directors of the Issuer (the “Board”) and (ii) form a committee consisting of representatives of Mast Capital Management, LLC and other significant stockholders of the Issuer, to identify an additional individual to be appointed to the Board on or prior to the Issuer’s 2012 annual meeting of stockholders (the “2012 Annual Meeting”).  The Reporting Persons agreed to take certain actions during a Standstill Period (as defined and described in Item 6 below).

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 28, 2012, the Reporting Persons and the Issuer entered into a Settlement Agreement.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed to immediately appoint Philip Spencer to fill the vacancy on the Board in the class of directors whose terms expire at the 2014 annual meeting of stockholders of the Issuer (the “2014 Meeting”).

The Issuer also agreed to form a committee (the “Selection Committee”) to identify an additional individual (the “New Appointee”) to serve on the Board.  The Selection Committee will consist of representatives of Mast Capital Management LLC and other significant stockholders of the Issuer.  The New Appointee will either be (i) appointed to fill a vacancy on the Board prior to the 2012 Annual Meeting and, if appropriate, included in the Issuer’s slate of three nominees for election at the 2012 Annual Meeting, or (ii) included in the Issuer’s slate of three nominees for election at the 2012 Annual Meeting.  If the New Appointee is appointed to the Board prior to the 2012 Annual Meeting to the class of directors whose terms expire at the 2012 Annual Meeting, the Issuer agreed to recommend, support and solicit proxies for the election of the New Appointee in the same manner as for the Issuer’s other two nominees who are up for election at the 2012 Annual Meeting.  If the New Appointee is appointed to the Board prior to the 2012 Annual Meeting to the class of directors whose terms expire at the Issuer’s 2013 annual meeting of stockholders (the “2013 Annual Meeting”) or 2014 Annual Meeting, the Issuer agreed to recommend, support and solicit proxies for the election of the New Appointee in the same manner as for the Issuer’s other nominees who are up for election at the 2013 Annual Meeting or 2014 Annual Meeting, as the case may be.

CUSIP NO. 540211109

Pursuant to the terms of the Settlement Agreement, one of the incumbent directors, which may be one of the three directors whose terms expire at the 2012 Annual Meeting, will either resign prior to, or not stand for re-election at, the 2012 Annual Meeting.  Additionally, the Issuer agreed to not increase the size of the Board to more than nine members during the Standstill Period (defined below).

The Reporting Persons agreed to, among other things, (i) withdraw their letter demanding a list of the Issuer’s stockholders and certain other books and records of the Issuer, (ii) not to nominate any person for election at the 2012 Annual Meeting, and (iii) not to submit any proposal for consideration at, or bring any other business before, the 2012 Annual Meeting.  The Reporting Persons further agreed to, until the earlier of the conclusion of the 2013 Annual Meeting or June 30, 2013 (such period, the “Standstill Period”), vote all Shares beneficially owned by them and their affiliates in favor of election of each of the Issuer’s director nominees at any annual meeting of the Issuer’s stockholders.  During the Standstill Period, the Reporting Persons are free to vote their Shares on any proposal (other than the election of directors) brought before any annual or special meeting of stockholders and to announce their opposition to any Board approved proposal related to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Settlement Agreement by and among Mast Capital Management, LLC, Mast Credit Opportunities I Master Fund Limited, Mast OC I Master Fund L.P., Mast Select Opportunities Master Fund LP, Mast PC Fund, L.P., Christopher B. Madison, David J. Steinberg and LodgeNet Interactive Corporation, dated February 28, 2012.

[signature page follows]

CUSIP NO. 540211109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned signatories certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2012	MAST CAPITAL MANAGEMENT, LLC

	By:	/s/ Christopher B. Madison
		Name:	Christopher B. Madison
		Title:	Managing Member

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Director

MAST OC I MASTER FUND L.P.

By:	Mast Capital Management, LLC
General Partner

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Managing Member

MAST SELECT OPPORTUNITIES MASTER FUND L.P.

By:	Mast Select Opportunities GP, LLC
General Partner

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Authorized Signatory

MAST PC FUND, L.P.

By:	Mast PC GP, LLC
General Partner

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Authorized Signatory

/s/ Christopher B. Madison
CHRISTOPHER B. MADISON

/s/ David J. Steinberg
DAVID J. STEINBERG